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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: August, 2009
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Gushu Industrial Estate, Xixiang
Baoan, Shenzhen
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SECOND QUARTER NEWS RELEASE

Investor Contact : Anthony Chan
               E-MAIL: shareholder@namtai.com
Unit 5811-12, 58/F, The Center
               WEB : www.namtai.com
99 Queen’s Road Central, Central, Hong Kong
TEL: (852) 2341 0273 FAX: (852) 2263 1223
NAM TAI ELECTRONICS, INC.
Q2 2009 Sales down 30.3%, Gross profit margin at 10.2%
SHENZHEN, PRC — August 3, 2009 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the second quarter ended June 30, 2009.
KEY HIGHLIGHTS
(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Half-Year Results
	Q2 2009	Q2 2008	YoY(%)	1H2009	1H2008	YoY(%)
Net sales	$101,836	$146,168	(30.3)	$203,986	$293,297	(30.5)
Gross profit	$10,422	$20,762	(49.8)	$17,544	$40,292	(56.5)
% of sales	10.2%	14.2%	—	8.6%	13.7%	—
Operating income (loss)(a)	$1,425	$8,608	(83.4)	$(5,114)	$16,420	(131.1)
% of sales	1.4%	5.9%	—	(2.5%)	5.6%	—
per share (diluted)	$0.03	$0.19	(84.2)	($0.11)	$0.37	(129.7)
Net income (loss) attributable to Nam Tai shareholders(a)	$613	$11,804	(94.8)	$(3,268)	$40,170	(108.1)
% of sales	0.6%	8.1%	—	(1.6%)	13.7%	—
Basic earnings (loss) per share	$0.01	$0.26	(96.2)	($0.07)	$0.90	(107.8)
Diluted earnings (loss) per share	$0.01	$0.26	(96.2)	($0.07)	$0.90	(107.8)
Weighted average number of shares (’000)
Basic	44,804	44,804	—	44,804	44,804	—
Diluted	44,804	44,811	—	44,804	44,807	—
Note:

(a)	Operating loss and net loss for the first quarter of 2009 included $5.1 million of employee severance benefits in PRC subsidiaries.
In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”) as set forth in the table above, management utilizes a measure of operating income / (loss), net income / (loss) and earnings (loss) per share on a non-GAAP basis that excludes certain income and expenses to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as share-based compensation expenses and infrequent or unusual items such as gain on sale of shares of a subsidiary, employee severance benefits in PRC subsidiaries and other income recovered from Tele-Art Inc. (in liquidation). By disclosing the non-GAAP information, management intends to provide investors with additional information to analyze the Company’s performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the Company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income or other financial data prepared in accordance with US GAAP as measures of our operating results or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the table below for a reconciliation of non-GAAP amounts to amounts reported under US GAAP.
GAAP TO NON-GAAP RECONCILIATION
(In millions of US Dollars, except for per share (diluted) and numbers of shares)

	Three months ended				Six months ended
	June 30,				June 30,
	2009		2008		2009		2008
	millions	per share (diluted)	millions	per share (diluted)	Millions	per share (diluted)	millions	per share (diluted)
GAAP Operating Income (Loss)	$1.4	$0.03	$8.6	$0.19	$(5.1)	$(0.11)	$16.4	$0.37
Add back:
• Share-based compensation expenses(a)	0.1	—	0.2	0.01	0.1	—	1.2	0.03
• Professional expenses in relation to privatization of NTEEP	0.9	0.02	—	—	0.9	0.02	—	—
• Employee severance benefits in PRC subsidiaries (b)	—	—	—	—	5.1	0.11	—	—

Non-GAAP Operating Income	$2.4	$0.05	$8.8	$0.20	$1.0	$0.02	$17.6	$0.40

GAAP Net Income (Loss) attributable to Nam Tai shareholders	$0.6	$0.01	$11.8	$0.26	$(3.3)	$(0.07)	$40.2	$0.90
Add back/(Less):
• Share-based compensation expenses(a)	0.1	—	0.2	0.01	0.1	—	1.2	0.03
• Professional expenses in relation to privatization of NTEEP	0.9	0.02	—	—	0.9	0.02	—	—
• Employee severance benefits in PRC subsidiaries (after deducting tax and sharing with noncontrolling interest) (b)	—	—	—	—	3.2	0.07	—	—
• Gain on sale of subsidiaries’ shares (c)	—	—	—	—	—	—	(20.2)	(0.45)
• Other income recovered from Tele-Art Inc. (in liquidation)(d)	—	—	(2.9)	(0.07)	—	—	(2.9)	(0.07)

Non-GAAP Net Income attributable to Nam Tai shareholders	$1.6	$0.03	$9.1	$0.20	$0.9	$0.02	$18.3	$0.41

Weighted average number of shares — diluted (‘000)	44,804		44,811		44,804		44,807
Note:

(a)	The share-based compensation expenses included approximately $0.1 million attributable to options to purchase 75,000 shares granted in the second quarter of 2009 ($0.2 million for year 2008) to directors in accordance with the Company’s practice of making annual option grants to its directors upon their election for the ensuing year and approximately $1.0 million principally attributable to options to purchase approximately 20 million shares granted by the Company’s Hong

Kong Stock Exchange- listed subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”)(Stock Code : 2633), to certain of its executive directors and employees in the first quarter of 2008. In December 2008, NTEEP repurchased and cancelled all of its outstanding 17,440,000 options from the option holders at a total consideration of approximately $42,000. Accordingly, Nam Tai recorded no share-based compensation expense (relating to NTEEP) during the three and six months ended June 30, 2009.

(b)	The expense represents employee benefit and severance arrangements in accordance with the PRC statutory severance requirements.

(c)	On March 4, 2008, Nam Tai completed the sale of its entire equity interest in J.I.C. Technology Company Limited (“JIC”), a Hong Kong Stock Exchange listed subsidiary (Stock Code: 00987), to an independent third party. In this transaction, Nam Tai sold 572,594,978 shares of JIC, representing 74.99% of its outstanding share capital for cash of approximately $51 million, which resulted in a gain on disposal of approximately $20 million.

(d)	A total amount of approximately $2.9 million of other income in the Company’s financial statements for the second quarter of 2008. This amount represents Nam Tai’s share of proceeds realized from the disposal for the account of Tele-Art, Inc.’s liquidator of 477,319 Nam Tai shares owned by Tele-Art, Inc. (in liquidation)(“Tele-Art”) and was paid in settlement of amounts previously funded by Nam Tai in connection with Tele-Art’s liquidation and in partial satisfaction of judgments in favor of Nam Tai against Tele-Art.
SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE SECOND QUARTER OF 2009
1. Quarterly Sales Breakdown
      (In thousands of US Dollars, except percentage information)

				YoY(%)
			YoY(%)	(Quarterly
Quarter	2009	2008	(Quarterly)	accumulated)
1st Quarter	102,150	147,129	(30.6)	(30.6)
2nd Quarter	101,836	146,168	(30.3)	(30.5)
3rd Quarter	—	160,534
4th Quarter	—	169,021
Total	203,986	622,852
2. Breakdown of Net Sales by Product Segment (as a percentage of Total Net Sales)

	2009		2008
Segments	Q2 ( %)	YTD (%)	Q2 ( %)	YTD (%)
Consumer Electronic and Communication Products (“CECP”)	26%	31%	50%	49%
Telecommunication Component Assembly (“TCA”)	57%	54%	36%	38%
Liquid Crystal Display Products (“LCDP”)	17%	15%	14%	13%
	100%	100%	100%	100%
3. Key Highlights of Financial Position

	As at June 30,		As at December 31,
	2009	2008	2008
Cash on hand (a)	$232.2 million	$271.9 million	$237.0 million
Ratio of cash (a) to current liabilities	2.54	2.28	1.66
Current ratio	3.58	3.29	2.67
Ratio of total assets to total liabilities	4.96	4.37	3.58
Return on Nam Tai shareholders’ equity	(2.0%)	23.6%	9.4%
Ratio of total liabilities to total equity	0.25	0.34	0.39
Debtors turnover	59 days	50 days	61 days
Inventory turnover	16 days	16 days	18 days
Average payable period	62 days	56 days	65 days

Note: (a) Includes cash equivalents.

`

SECOND QUARTER REVIEW
The business environment in Nam Tai’s product sectors remains difficult and extremely competitive. Sales in the second quarter of 2009 were $101.8 million, a decrease of 30.3% as compared to sales of $146.2 million in the same quarter of 2008. Sales in our CECP segment and LCDP segment dropped by 63.7% and 18.9%, respectively, during the second quarter of 2009, as compared to same period in 2008. Sales in our CECP segment declined significantly mainly because of the continuing effect from the global economic downturn. The weak demand in the market for our consumer products adversely affected sales of all of our end-user products such as mobile phone accessories, which principally represented sales of our headsets containing Bluetooth®1 wireless technology, educational products, optical products and home entertainment devices. Sales in our LCDP segment also declined as a consequence of the decline in sales of LCD panels. However, our sales in TCA segment for the second quarter of 2009 increased slightly by 12.3% as compared to the same quarter of 2008 because the increase in sales of our LCD modules.
The Company’s gross profit margin in the second quarter of 2009 was 10.2% as compared to 14.2% in the second quarter of 2008, primarily resulting from the decline in sales as well as the shift of sales mix where higher margin products in our CECP segment accounted for only 26% of sales in the second quarter of 2009, but 50% of sales in the second quarter of 2008. Gross profit in the second quarter of 2009 was $10.4 million, a decrease of 49.8%, as compared to $20.8 million in the second quarter of 2008.
Net income attributable to Nam Tai shareholders in the second quarter of 2009 was $0.6 million, as compared to net income of $11.8 million in same quarter of 2008. Basic and diluted earnings per share in the second quarter of 2009 were $0.01 per share, as compared to basic and diluted earnings per share of $0.26 in the second quarter of 2008.
For the six months ended June 30, 2009, our net sales were $204.0 million, a decrease of 30.5% as compared to $293.3 million in the same period last year. The Company’s gross profit margin in the first six months of 2009 was 8.6% as compared to 13.7% in the same period of 2008. Gross profit was $17.5 million, a decrease of 56.5%, as compared to $40.3 million in the same period last year. We reported an operating loss for the first six months of 2009 of $5.1 million, compared to operating income of $16.4 million in the same period last year. Our net loss attributable to Nam Tai shareholders for the six months ended June 30, 2009 was $3.3 million, or $0.07 per share (diluted), as compared to net income attributable of Nam Tai shareholders of $40.1 million, or $0.90 per share (diluted), in the same period last year.
Non-GAAP Financial Information
Non-GAAP operating income for the second quarter of 2009 was $2.4 million, or $0.05 per share (diluted), compared to non-GAAP operating income of $8.8 million, or $0.20 per share (diluted), in the second quarter of 2008. Non-GAAP net income attributable to Nam Tai shareholders for the second quarter of 2009 decreased to $1.6 million, or $0.03 per share (diluted), compared to income of $9.1 million, or $0.20 per share (diluted), in the second quarter of 2008.

(1)	The Bluetooth® word mark and logo are owned by the Bluetooth SIG, Inc. and any use of such mark by Nam Tai is under license. “

Liquidity and Financial Resources
Despite current economic conditions, Nam Tai’s financial position as at June 30, 2009 remained strong with $4.9 million net cash generated from operating activities during the second quarter and $232.2 million cash on hand, of which about $99 million was held by NTEEP and its subsidiaries, even after the payment of $3.4 million on capital expenditures. Had we completed the privatization of our subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”), at June 30, 2009, our pro forma cash on hand at that date would have decreased to an estimated $187.8 million, which gives effect to our use of cash to pay the estimated aggregate cost to acquire the NTEEP shares that we did not already own. See the discussion of this privatization transaction below.
Nam Tai’s cash on hand has been invested in term deposits with HSBC and China Construction Bank. The Company continues to exercise rigorous corporate governance and control policies and is not involved in trading of any debt securities or financial derivative products.
EXPANSION PROJECTS
During the second quarter of 2009, we expended approximately $3.4 million mainly on our ongoing expansion project in Wuxi near the East Coast of China, approximately 80 miles Northwest of Shanghai. Construction of our new facility in Wuxi is moving toward completion and we expect that it will be on schedule for mass production of FPC boards, FPC subassemblies and other products by the fourth quarter of this year.
As previously announced, we have been considering, and have since decided on, terminating our second Wuxi expansion project, combining the operations we contemplated for a second Wuxi manufacturing facility into the first facility that is nearing completion. We are also continuing to explore the feasibility of returning the second Wuxi parcel to the Wuxi government. We have also determined to postpone indefinitely our planned construction of a new manufacturing facility in the Shenzhen Guangming Hi-Tech Industrial Park. These revisions of our planned expansion projects are expected to save us the budgeted costs of construction of a second Wuxi factory and permit us to concentrate our available resources on the operation of a single FPC manufacturing facility in Wuxi. That new Wuxi facility would eventually be supplemented by the commencement and completion of construction of additional facilities in Shenzhen Guangming that would occur after business conditions recover and justify additional expansion.
PRIVATIZATION OF NTEEP
On July 7, 2009, the Company announced that it had received valid acceptances from over 90% of the public float shares of NTEEP thereby rendering unconditional Nam Tai’s offer to acquire the NTEEP shares held by NTEEP’s minority shareholders and privatize NTEEP. Through the closing date of that offer on July 22, 2009, Nam Tai had received cumulative tenders aggregating approximately 96% the NTEEP shares held by NTEEP’s minority shareholders, increasing Nam Tai’s ownership of NTEEP’s shares as of the closing date to approximately 99% of NTEEP’s outstanding shares. To complete the privatization of NTEEP, the Company intends to exercise compulsory acquisition rights available under the securities law of Hong Kong to acquire the remaining publicly-held NTEEP shares. Once that process is completed, which is expected in November 2009, NTEEP’s shares will be withdrawn from listing on the Hong Kong Stock Exchange and NTEEP will become a wholly owned subsidiary of Nam Tai.
The privatization of NTEEP, when completed, will be the culmination of the reorganization process that Nam Tai began in December 2007 to simplify the group structure of Nam Tai’s operating subsidiaries. In addition, Nam Tai believes that the privatization of NTEEP will allow for the reduction of aggregate and consolidated operating costs, eliminate actual or perceived conflicts of interest, and reduce administration time and costs and regulatory burdens of maintaining the listing status of a subsidiary having publicly-traded securities.
UPDATE ON TAX DISPUTE WITH HONG KONG INLAND REVENUE DEPARTMENT
As previously reported, since the fourth quarter of 2007, Nam Tai Trading Company Limited (“NT Trading”), a limited liability company organized in Hong Kong and an indirect wholly owned subsidiary of the Company, has been involved in a tax dispute with the Inland Revenue Department of Hong Kong, or HKIRD, which is the tax authority of the Hong Kong Government, over income taxes assessed by the HKIRD against NT Trading in the amount of approximately $2.9 million. NT Trading, formerly named Nam Tai Electronic & Electrical Products Limited, has been inactive since 2004 and is an entity different from NTEEP, which Nam Tai is in the process of privatizing.
After consulting Hong Kong tax experts, Nam Tai believed, and continues to believe, that the position of the HKIRD for the tax years in question was incorrect as a matter of law and accordingly NT Trading objected to the HKIRD’s assessment and appealed it to the Hong Kong Board of Review, an independent body established under Hong Kong Inland Revenue Ordinance to hear appeals of HKIRD assessments. In December 2008, the Board of Review dismissed the Company’s appeal. Since then, the Company’s efforts to stay the proceeding pending judicial review and for leave to seek judicial review of the assessment were denied. Nam Tai thereafter lodged an appeal of the decision denying judicial review and that appeal is scheduled to be heard on October 14, 2009.
If Nam Tai’s latest appeal is denied, Nam Tai will evaluate whether to pursue other judicial or administrative avenues for relief, if available, but may ultimately permit the HKIRD to enforce the judgment of assessment against NT Trading, forcing its dissolution and liquidation. As NT Trading’s assets consist only of real property and golf club memberships having a book value of approximately $300,000 at December 31, 2008, Nam Tai believes that if NT Trading is liquidated as a result, the financial exposure to Nam Tai is limited and insignificant. Accordingly, no significant provision has been made regarding this assessment in Nam Tai’s consolidated financial statements.
COMPANY OUTLOOK
As expected when we announced our results for the first quarter of 2009, the second quarter of 2009 was difficult for Nam Tai as the Company’s operations continued to suffer from the effects of the global economic recession. Yet it was apparent from our second quarter results that our efforts to combat the continuing challenges of the current business environment and ever intensifying competition among electronics manufacturing service providers by reducing our headcount since the end of September 2008 and the salaries of our remaining employees since the beginning of April 2009 have had a positive effect on our operating results and bottom line. During our second quarter ended June 30, 2009, these efforts translated into
•	a gross profit of $10.4 million, compared to a gross profit of $7.1 million that we reported for the first quarter ended March 31, 2009,

•	operating income of $1.4 million, partially offsetting the operating loss of $6.5 million that we reported for the first quarter ended March 31, 2009, and

•	net income attributable to Nam Tai shareholders of $0.6 million, partially offsetting the net loss attributable to Nam Tai shareholders of $3.9 million that we reported for the first quarter ended March 31, 2009.

Despite these highlights of our second quarter results, we continue to view our future performance conservatively as the bleak economic environment continues. Until the global business environment recovers, we could still suffer further declines in revenues that could result in losses from operations during periods in 2009 and beyond, like those we suffered in the first quarter of 2009. Unless economic conditions recover sooner than we currently anticipate, we continue to expect no significant improvement in demand, particularly for our products or components for the end-user consumer markets, until the summer of 2010 at the earliest.
Nevertheless, we intend to continue to work with our customers in order to broaden our product offerings and services and to seek to negotiate better terms from suppliers and to control expenses in an effort to enhance our operating margins. We expect that our future results to benefit from our efforts to strengthen our sales and technical teams through the support and co-ordination from our Japan and Taiwan offices and from our completion of the privatization of NTEEP. All in all, we expect to emerge from the ongoing global recession — an economic environment unprecedented in our history — as a leaner, stronger and more focused enterprise, positioned with a solid foundation on which to grow.
FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE
Express or implied statements in this press release, such as management’s assessment of the strength of Nam Tai’s financial condition and cash position, our belief regarding the benefits and cost reductions to be realized upon completion of the privatization of NTEEP, our belief regarding Nam Tai’s financial exposure from the $2.9 million HKIRD tax assessment attributable to NT Trading’s historical activities in Hong Kong and the limits of that exposure to the assets of NT Trading, the potential enhancement of Nam Tai’s operating margins from management’s continuing efforts to broaden Nam Tai’s product offerings and services and to control expenses; management’s expectations that Nam Tai’s future results will benefit from efforts to strengthen Nam Tai’s sales and technical teams through the support and co-ordination from the Company’s Japan and Taiwan offices, the expected future timing of increased demand for Nam Tai’s products and services and management’s expectations that Nam Tai will emerge from the current recession leaner, stronger and a more focused company, positioned for growth, among other statements in this press release, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of words like “believes,” “intends,” “expects,” “seeks”, “plans” or “planned,” “may,” “will,” “should” or “anticipates,” or the negative equivalents of those words or comparable terminology, and involve risks and uncertainties. Such statements are based on current expectations and assumptions and reflect management’s views with respect to future events and may not actually occur during the periods indicated or at all and are not a guarantee of Nam Tai’s future performance. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements in this press release. These risks and uncertainties include whether the effects of management’s efforts or actions to decrease costs by reducing Nam Tai’s workforce or implementing reductions of salaries of Nam Tai’s employees will continue to achieve material improvements or maintain or increase gross or operating margins or will offset potential declines in revenues resulting from ongoing economic conditions; whether management’s actions to strengthen Nam Tai’s sales and technical presence in Japan and Taiwan will have a material effect on sales or justify the funds expended in the process; whether management’s recent and ongoing cost reduction measures will enable Nam Tai to emerge from current economic conditions leaner, stronger, more focused or positioned for growth or overcome or even cope with adverse global economic conditions generally or the fallout from such conditions on Nam Tai’s business specifically, including the effect of increasing taxes and labor costs from relatively recent tax and labor legislation in the PRC; whether Nam Tai’s revised expansion plans will be effective or sufficient to conserve capital or focus resources; and whether Nam Tai’s completion of the privatization of NTEEP will provide Nam Tai’s with meaningful benefits. Product orders and Nam Tai’s operating results, available cash, cash flows, operating results and levels of capital expenditures may be adversely affected by numerous factors including adverse global economic conditions generally and the continuing uncertainties and fears regarding the world’s and nations’ economies; Nam Tai’s dependence on a few large customers; intense competition in the electronics manufacturing services, or EMS, industry in which the Company participates, particularly in markets that place constant pressure on the Company to reduce unit prices; continuing competitive pressures that adversely affect its profit margins; its operating results fluctuating and lacking predictability; risks relating to its doing business in the PRC such as arising from changes in governmental policies, trade regulation, currency exchange rates, particularly from the appreciation of the renminbi to the U.S. dollar which has occurred since June 2005, and inflation in the PRC and elsewhere globally; the timing and amount of significant orders from customers; Nam Tai’s success at attracting new customers; delays in product development and related product release schedules; obsolete inventory or product returns; warranty and other claims on products; technological shifts; the availability of competitive products of comparable quality at prices below Nam Tai’s prices; maturing product life cycles of the products manufactured by Nam Tai; concessions Nam Tai may make on product sale terms and conditions; successful implementation of operating cost structures that align with revenue; the financial condition of Nam Tai’s customers and vendors; the availability and increasing costs of materials and other components needed to manufacture Nam Tai’s products; potential shortages of materials or skilled labor needed to complete its planned expansion project in Wuxi; unforeseen engineering problems, work stoppages, weather interference, flood, earthquake or other acts of God, delays in obtaining or failure to obtain necessary permits from regulatory authorities needed for completion of its planned new Wuxi facility or to continue existing operations; unanticipated cost increases; risks of expanding into a new area of the PRC where Nam Tai’s has not yet conducted business, the success or failure of Nam Tai’s efforts to return property acquired from the Wuxi government to construct and second factory and potential consequences to Nam Tai from terminating its second Wuxi expansion project; diversion of management’s attention to a new factory in Wuxi and to other business concerns; the impact of legislative actions, higher insurance costs and potential new accounting pronouncements; a worsening of relations between the PRC and the United States or Taiwan; the effects of terrorist activity and armed conflict that cause disruptions in general economic activity and changes in Nam Tai’s operations and security arrangements; the effects of travel restrictions and quarantines associated with major health problems, such as Severe Acute Respiratory Syndrome, Bird Flu or recent outbreaks of swine flu, on general economic activity; or other changes in general economic conditions, including an exacerbation of the current global economic weaknesses that continue to adversely affect, or further reduce, demand for Nam Tai’s products. In addition, factors, among others, that could cause the market price of our shares to decline in the future could include further decreases in our revenues from those we reported in earlier periods, our operating results or those of our competitors or customers to meet the expectations of public market analysts and investors who follow the EMS, industry, or one or more of the factors discussed in “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008 as filed on March 13, 2009 with the Securities and Exchange Commission.
For further information regarding risks and uncertainties associated with Nam Tai’s business, operating results or financial condition, please refer to the “Operating and Financial Review and Prospects,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual reports on Form 20-F and Reports on Form 6-K containing releases of Nam Tai’s quarterly financial results, copies of which may be obtained from Nam Tai’s website at http://www.namtai.com or from the SEC’s EDGAR website at http://www.sec.gov.

All information in this press release is as of August 3, 2009 in Shenzhen of the People’s Republic of China. Nam Tai does not undertake any duty, and should not be expected, to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image-sensor modules and PCBAs for headsets containing Bluetooth® wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS(2)

FOR THE PERIODS ENDED JUNE 30, 2009 AND 2008
(In Thousands of US Dollars except share and per share data)

	Unaudited		Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008

Net sales	$101,836	$146,168	$203,986	$293,297
Cost of sales	91,414	125,406	186,442	253,005

Gross profit	10,422	20,762	17,544	40,292

Costs and expenses
Selling, general and administrative expenses	7,686	9,480	14,109	18,831
Research and development expenses	1,311	2,674	3,491	5,041
Employee severance benefits	—	—	5,058	—

	8,997	12,154	22,658	23,872

Operating Income (loss)	1,425	8,608	(5,114)	16,420

Other (expenses) income, net	(108)	5,101	(106)	6,487
Gain on sales of shares of a subsidiary	—	—	—	20,206
Interest income	200	1,575	606	3,290
Interest expense	(114)	(69)	(220)	(143)

Income (loss) before income tax	1,403	15,215	(4,834)	46,260
Income tax expenses	(875)	(1,242)	(638)	(1,501)

Net income (loss)	528	13,973	(5,472)	44,759
Less: Net loss (income) attributable to the noncontrolling interest	85	(2,169)	2,204	(4,589)

Net income (loss) attributable to Nam Tai shareholders	$613	$11,804	$(3,268)	$40,170

Earnings (Loss) per share (attributable to Nam Tai shareholders)
Basic	$0.01	$0.26	$(0.07)	$0.90

Diluted	$0.01	$0.26	$(0.07)	$0.90

Weighted average number of shares (’000)
Basic	44,804	44,804	44,804	44,804
Diluted	44,804	44,811	44,804	44,807

(2)	On January 1, 2009, Nam Tai adopted Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” the provisions of which, among others, requires that minority interests be renamed noncontrolling interests and that a company present a consolidated net income (loss) measure that includes the amount attributable to such noncontrolling interests for all periods presented. The provisions of this accounting standard will cease to be applicable once Nam Tai reports its results following completion of the privatization of NTEEP.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2009 AND DECEMBER 31, 2008
(In Thousands of US Dollars)

	Unaudited	Audited
	June 30	December 31
	2009	2008
		(Note)
ASSETS
Current assets:
Cash and cash equivalents	$232,160	$237,017
Accounts receivable, net	65,624	104,150
Entrusted loan receivable (Note 1)	8,199	8,199
Inventories	16,224	27,300
Prepaid expenses and other receivables	2,378	4,148
Deferred tax assets — current	1,686	1,232

Total current assets	326,271	382,046

Property, plant and equipment, net	107,341	108,067
Land use right	13,445	13,593
Deposits for property, plant and equipment	2,802	2,937
Goodwill	2,951	2,951
Deferred tax assets	3,269	3,547
Other assets	920	920

Total assets	$456,999	$514,061

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank loans	$628	$—
Entrusted loan payable (Note 1)	8,199	8,199
Accounts payable	63,247	98,125
Accrued expenses and other payables	18,621	25,967
Dividend payable	—	9,857
Income tax payable	541	861

Total current liabilities	91,236	143,009

Deferred tax liabilities	856	740

Total liabilities	92,092	143,749

EQUITY
Nam Tai shareholders’ equity:
Common shares	448	448
Additional paid-in capital	282,834	282,767
Retained earnings	35,786	39,054
Accumulated other comprehensive loss (Note 2)	(8)	(8)

Total Nam Tai shareholders’ equity	319,060	322,261

Noncontrolling interest (NTEEP)	45,847	48,051

Total equity	364,907	370,312

Total liabilities and shareholders’ equity	$456,999	$514,061

Note:	Information extracted from the audited financial statements included in the 2008 Form 20-F of the Company filed with the Securities and Exchange Commission on March 13, 2009.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS(2)

FOR THE PERIODS ENDED JUNE 30 2009 AND 2008
(In Thousands of US Dollars)

	Unaudited		Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$613	$11,804	$(3,268)	$40,170
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment and land use right	5,068	5,616	10,483	11,311
Net (gain) loss on disposal of property, plant and equipment	(8)	(2)	(263)	2
Dividend withheld	—	(305)	—	(305)
Gain on sales of subsidiaries’ shares	—	—	—	(20,206)
Share-based compensation expenses	67	158	67	1,158
Minority interests	(85)	2,169	(2,204)	4,589
Deferred income taxes	297	126	(60)	(369)
Unrealized exchange (gain) loss	(34)	(1,066)	39	(3,771)
Changes in current assets and liabilities:
(Increase) decrease in accounts receivable	(7,085)	8,717	38,526	14,556
Decrease in inventories	387	6,230	11,076	10,099
Decrease in prepaid expenses and other receivables	1,410	545	1,770	2,005
Decrease in income taxes recoverable	—	23	—	1,895
(Decrease) in notes payable	—	(1,288)	—	(2,009)
Increase (decrease) in accounts payable	8,247	(634)	(34,878)	(29,626)
(Decrease) in accrued expenses and other payables	(4,368)	(1,689)	(2,864)	(2,249)
Increase (decrease) in income tax payable	376	362	(320)	755

Total adjustments	4,272	18,962	21,372	(12,165)

Net cash provided by operating activities	$4,885	$30,766	$18,104	$28,005

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash (outflow) inflow from disposal of subsidiaries	—	(104)	—	6,671
Purchase of property, plant and equipment	(3,382)	(5,780)	(14,533)	(7,668)
Decrease (increase) in deposits for purchase of property, plant and equipment	855	(1,258)	135	(949)
Increase in prepayment for purchase of land	—	—	—	(663)
Increase in entrusted loan receivable	—	(8,166)	—	(8,166)
Acquisition of additional shares in subsidiaries	—	(2,030)	—	(2,030)
Proceeds from disposal of property, plant and equipment	9	22	705	30

Net cash (used in) investing activities	$(2,518)	$(17,316)	$(13,693)	$(12,775)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$—	$(15,815)	$(9,857)	$(25,124)
Proceeds from entrusted loan	—	8,166	—	8,166
Proceeds from bank loans	788	—	1,826	—
Repayment of bank loans	(1,198)	(2,225)	(1,198)	(2,648)

Net cash (used in) financing activities	$(410)	$(9,874)	$(9,229)	$(19,606)

Net increase (decrease) in cash and cash equivalents	1,957	3,576	(4,818)	(4,376)
Cash and cash equivalents at beginning of period	230,169	267,212	237,017	272,459
Effect of exchange rate changes on cash and cash Equivalents	34	1,066	(39)	3,771

Cash and cash equivalents at end of period	$232,160	$271,854	$232,160	$271,854

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

FOR THE PERIODS ENDED JUNE 30, 2009 AND 2008
(In Thousands of US Dollars)
1.	The entrusted loan represents the loan arrangement between two subsidiaries, Namtai Electronic (Shenzhen) Co. Ltd. (the “entrusting party”) and Jetup Electronic (Shenzhen) Co. Ltd. (the “borrower”), via HSBC Bank (China) Company Limited, Shenzhen Branch (the “lender”).

2.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The comprehensive (loss) income attributable to Nam Tai shareholders of the Company was ($3,268) and $40,170 for the six months ended June 30, 2009 and June 30, 2008, respectively.

3.	Business segment information — The Company operates primarily in three segments, the Consumer Electronic and Communication Products (“CECP”) segment, Telecommunication Component Assembly (“TCA”) segment, and the LCD Products (“LCDP”) segment.

	Unaudited		Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008

NET SALES :
- CECP	$26,606	$73,391	$62,573	$143,178
- TCA	58,279	51,876	110,967	111,158
- LCDP	16,951	20,901	30,446	38,961

Total net sales	$101,836	$146,168	$203,986	$293,297

NET INCOME :
- CECP	$2,042	$7,284	$1,997	$14,942
- TCA	234	2,088	(1,649)	4,201
- LCDP	249	(135)	(1,408)	(98)
- Corporate	(1,912)	2,567	(2,208)	21,125

Total net income (loss) attributable to Nam Tai shareholders	$613	$11,804	$(3,268)	$40,170

	Unaudited	Audited
	Jun 30,	Dec. 31,
	2009	2008

IDENTIFIABLE ASSETS BY SEGMENT:
- CECP	$144,126	$189,889
- TCA	137,529	164,516
- LCDP	38,501	42,977
- Corporate	136,843	116,679

Total assets	$456,999	$514,061

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

FOR THE PERIODS ENDED JUNE 30, 2009 AND 2008
(In Thousands of US Dollars)
4.	A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

	Unaudited		Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008

NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	$101,836	$146,168	$203,986	$293,297
Intercompany sales	7	38	15	118

- Intercompany eliminations	(7)	(38)	(15)	(118)

Total net sales	$101,836	$146,168	$203,986	$293,297

NET INCOME FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao	$2,314	$6,377	$(1,209)	$11,253
- Hong Kong & Macao	(1,701)	5,427	(2,059)	28,917

Total net income (loss) attributable to Nam Tai shareholders	$613	$11,804	$(3,268)	$40,170

	Unaudited	Audited
	June 30,	Dec. 31,
	2009	2008

LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong and Macao	$120,644	$121,475
- Hong Kong and Macao	142	185

Total long-lived assets	$120,786	$121,660

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date August 4, 2009	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer